Amf 3/18/2004

SEC COMMISSION

04003042

549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GCP Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

363 N. Sam Houston Pkwy., E. Suite 455
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Amf 3.18.04

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCP Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA CHANCE
MY COMMISSION EXPIRES
MAY 7, 2007

Signature

President

Title

Kara Chance

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GCP SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

GCP SECURITIES, INC.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
GCP Securities, Inc.

We have audited the accompanying statement of financial condition of GCP Securities, Inc., as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCP Securities, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & CO., L.L.P.

Dallas, Texas
February 24, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

GCP SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 1,624,071
	$ 1,624,071

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to affiliate	$ 1,496,583
State income taxes payable	3,725
Total liabilities	1,500,308
Stockholders' Equity	
Common stock, 10,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Retained earnings	115,763
Total stockholders' equity	123,763
	$ 1,624,071

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Financial advisory fees	$ 3,190,052
	3,190,052
Expenses:	
Operating expense reimbursements and management fees	3,080,808
Regulatory fees and expenses	21,710
Other	4,680
	3,107,198
Net income before income taxes	82,854
Provision for state income taxes	3,725
Net income	$ 79,129

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 8,000	$ 36,634	$ 44,634
Net income		79,129	79,129
Balance, December 31, 2003	$ 8,000	$ 115,763	$ 123,763

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2003

Balance, January 1, 2003	$	--
Additions		--
Retirements		--
Balance, December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 79,129
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Increase in due to Affiliate	1,496,583
Increase in state income taxes payable	3,725
Net cash provided by operating activities	1,579,437
Net increase in cash	1,579,437
Beginning cash	44,634
Ending cash	$ 1,624,071
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

GCP Securities, Inc. ("the Company") was formed under the laws of the State of Texas on October 1, 1992. The Company commenced operations as a registered broker-dealer in April 1993.

The Company and its sister entity, Growth Capital Partners, LP, formerly Growth Capital Partners, Inc. ("Affiliate"), provide advisory services to both privately held and public middle-market companies based in the Southwest. These services primarily include merger and acquisition advice, restructuring advice and assistance with private placements.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2003, the Company had net capital of approximately $123,763 and net capital requirements of $100,026. Company's ratio of aggregate indebtedness to net capital was 12.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company files as an "S" corporation for federal income tax purposes. The corporation's net income is taxed at the shareholder level rather than at the corporate level for federal income tax purposes, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

The provision for state income taxes represents taxes currently due. There are no deferred income taxes since there are no temporary differences in the basis of assets and liabilities between financial and income tax reporting, and there are no net operating losses carried forward.

Note 5 - Related Party Transactions

The Company is provided office space, office facilities and administrative help by Affiliate. Affiliate also pays certain regulatory filing fees and general and administrative expenses on behalf of the Company. Expenses incurred by Affiliate on behalf of the Company are billed to the Company through a management fee plus additional discretionary amounts. The management fee was $500 per month through November 30, 2003. Effective December 1, 2003, the management fee was increased to $500 per month plus 95% of that month's revenues. Operating expenses and management fees billed to the Company aggregated $3,080,808 for the year ended December 31, 2003.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2003

Schedule I

GCP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Net Capital

Total ownership equity qualified for net capital	$ 123,763
Deductions and/or charges	
Non-allowable assets:	--
Net capital before haircuts on securities positions	123,763
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	--
Net capital	$ 123,763

Aggregate Indebtedness

Items included in statement of financial condition	
Due to affiliate	$ 1,496,583
State income taxes payable	3,725
Total aggregate indebtedness	$ 1,500,308

Schedule I (continued)

GCP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 100,026
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,026
Net capital in excess of minimum required	$ 23,737
Excess net capital at 1000%	$ 26,268
Ratio: Aggregate indebtedness to net capital	12.12 to 1

Reconciliation with Company's Computation

Net capital per Company's FOCUS Report	$ 827,488
Additional amounts due to affiliate	(700,000)
State income taxes payable	(3,725)
Net capital per audited Report Pursuant to Rule 17a-5(d)	$ 123,763

Schedule II

GCP SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
GCP Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of GCP Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & CO., L.L.P.

Dallas, Texas
February 24, 2004